

March 10, 2026

CarMax Inc.
12800 Tuckahoe Creek Parkway,
Richmond, Virginia 23238
Attn: Keith Barr, Incoming President and Chief Executive Officer
Cc: Board of Directors

Dear Keith,

Congratulations on your appointment as President and Chief Executive Officer of CarMax. We believe you are stepping into this role at an opportunistic time for value creation and are excited for your impending impact.

Starboard Value LP (together with its affiliates, "Starboard" or "we") is one of the largest shareholders of CarMax, Inc. ("CarMax" or the "Company"), with approximately a $350 million investment. We believe CarMax is well positioned with a differentiated omnichannel model that should offer a better value proposition than peers. However, as you know, the Company's recent performance has fallen well short of its underlying potential. We believe these problems are fixable. As such, we are excited about your appointment as CEO and believe you will be a positive catalyst for change.

We wanted to share our perspective on the business and several key opportunities as you prepare to assume your new role. This letter summarizes the areas where we believe focused execution can drive improvement. We recognize that you have not formally started and are not currently taking meetings. When the timing is appropriate, we would welcome the opportunity to engage directly and collaboratively to share more information and observations.

At its core, CarMax's model is straightforward: the Company buys cars, reconditions them, sells them, and supports those activities by providing financing, warranties, and related services. When buying, fixing, and selling are executed well, the model creates a powerful flywheel in which higher volumes drive lower unit costs, enabling more competitive pricing and further share gains. Importantly, realizing the full potential of this flywheel requires consistent execution across all aspects of the business: buying, reconditioning, selling, and cost management.

Omnichannel Front-End Buying Experience

One of CarMax's most important structural advantages is its ability to source inventory directly from consumers. Specifically, ~90% of CarMax's vehicle acquisitions[1] come from

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[1] Company filings, as of March 10th, 2026.

customer trade-ins rather than auctions, reducing acquisition costs relative to peers. However, this advantage has been diluted over time as competitors have improved their digital offerings to catch up and, in some cases, surpass CarMax. Today, as more consumers begin their selling journey online, comparing offers across digital platforms has become easier.

CarMax's digital trade-in experience often requires multiple steps, photo uploads, and in many cases an in-person confirmation before finalizing an offer. By contrast, competitors may offer a more seamless, fully digital process. In a world where customers can evaluate multiple bids instantly, friction materially impacts conversion. We believe the primary issue is conversion, not demand. <u>By simplifying and streamlining the digital offer process — fewer clicks, near-instant valuations, clearer steps — CarMax can capture a greater share of sellers already engaging online. Simply put, CarMax's digital front end needs to be easier to use</u>. Winning the buying process drives inventory scale, and inventory scale underpins pricing flexibility and structural cost advantages. This represents an area of significant opportunity to drive exponential value creation at CarMax and fully realize its potential. With focus and prioritization, CarMax has every ability to win the digital purchase experience.

Importantly, while we see a meaningful opportunity to further strengthen the digital front end, we want to reiterate our strong belief that CarMax's omnichannel model, anchored by its physical store footprint, should be a true differentiator within the industry. The Company's store base represents a structural advantage, and its role in the customer journey should be deliberately and strategically optimized. That said, the physical footprint must enhance the experience, not complicate it. Stores should not introduce unnecessary steps or friction into what should be a seamless transaction. Instead, they should serve as a clear advantage, reinforcing convenience, trust, and flexibility at every stage of the customer journey. Executed properly, this approach can position CarMax to deliver a truly best-in-class omnichannel experience.

Reconditioning

We believe there is a meaningful opportunity to further optimize the Company's reconditioning operations and lower per-unit costs.

First, it is important to note that your embedded dealership reconditioning model can be a competitive advantage if properly optimized. While your primary competitor relies heavily on large standalone reconditioning centers, your embedded model carries lower transportation costs and can enhance speed to front line, improve coordination with sales, and strengthen the service and warranty experience that differentiates CarMax with customers. As the Company is currently building its own large reconditioning centers, we urge you to both, prioritize optimizing your existing reconditioning operations while, thoughtfully considering a longer-term hybrid strategy that allows CarMax to maintain its differentiated model in order to drive economies of scale. <u>We believe winning will require both cost discipline and strategic clarity around where CarMax is uniquely advantaged.</u>

As for the substantial near-term opportunity, our diligence suggests that meaningful portions of in-store reconditioning remain manual, with insufficient automation, intelligent routing or queue optimization – all of which severely limit throughput. Moreover, we also believe CarMax may, in certain instances, over-recondition vehicles relative to what customers require or value. Near-term improvements in reconditioning efficiency and prioritization can directly reduce cost of goods sold and help offset pricing adjustments on the selling side. We believe these opportunities are considerable and could exceed $300 in per-unit savings[2].

Selling and Customer Experience

On the selling side, we believe the core issue is execution rather than brand strength or value proposition. Net Promoter Scores remain best-in-class[3], suggesting customers value the brand proposition. Many consumers still prefer an omnichannel experience — particularly around test drives, vehicle quality assurance, service, and return policies. CarMax is uniquely positioned to win.

However, like the digital purchase experience, the current online selling journey remains more cumbersome than ideal. This unnecessary friction leads too many customers to unfortunately abandon their buying journey when CarMax had won the top-of-funnel fight. While the Company has invested meaningfully in digital capabilities, the end-to-end user experience does not yet reflect best-in-class standards. Simplifying the selling journey, reducing drop-off points, improving clarity around pricing and financing (possibly with fewer choices), and integrating service and warranty offerings more seamlessly can materially improve conversion and inventory velocity. If the experience is superior, CarMax does not need to be the lowest-priced provider to win. We strongly encourage you to be hyper-focused on the digital end-to-end consumer experience. We believe there is an ample amount of low hanging fruit; so much fruit that it may even be touching the ground. We are confident based on your background and experience that the digital experience can be transformed into a massive advantage in a structurally superior omnichannel enterprise.

Pricing Discipline

We believe a more dynamic pricing framework is required. Historically, CarMax managed toward relatively stable gross profit per unit targets, which has proved too rigid during periods of market volatility such as 2025 and 2026. When market prices declined, inventory acquired at higher levels remained priced above peers, contributing to share losses. We understand that these gross profit rules protect margin. Make no mistake, we expect you to remain disciplined and expect you to protect and expand margins. That being said, the market has become more transparent, which may require more dynamic pricing to maintain transaction volume. The better the digital experience, the less pricing becomes the differentiator. We believe ultimately CarMax's omnichannel structure combined with a best-

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[2] Starboard estimates. All estimates are based on information obtained from sources believed to be reliable and incorporate certain assumptions. Such information and assumptions could prove to be inaccurate.
[3] Wall Street research.

in-class digital experience can make CarMax the partner of choice for consumers looking to transact related to their car selection.

We believe modest price reductions (which may be temporary based on higher priced purchased inventory) of approximately $100 to $300 per vehicle and combined with a more responsive, data-driven pricing system that adjusts in real time to local market conditions can restore competitiveness. Recent price actions and corresponding volume data suggest demand is price responsive. The opportunity is to institutionalize dynamic pricing rather than treat adjustments as episodic responses.

Selling, General, and Administrative ("SG&A") Expenses

We believe there is substantial opportunity to rethink SG&A through a true zero-based budgeting lens. The world today is dynamically and rapidly changing. If CarMax aspires to be a winner for decades, the Company cannot afford structural inefficiencies.

This is a business where gross margins are inherently constrained. In that context, every dollar of SG&A matters disproportionately. If competitors operate more efficiently, they can reinvest in price, marketing, or customer experience and pressure the Company's margins. This profitability engine enhances the flywheel. CarMax cannot allow inefficiency to become a strategic disadvantage. We believe the Company should commit to making SG&A as lean as possible. It is foundational to the business model of CarMax.

AI presents a meaningful opportunity to rethink workflows, reduce manual processes, enhance customer interactions, streamline decision-making, and migrate from ineffective legacy managerial systems. At the same time, disciplined operational execution (blocking and tackling across product, marketing, call center operations, and corporate overhead) can unlock meaningful savings and advantages to help compete in today's marketplace. While the customer experience must remain paramount, we believe cost discipline and customer satisfaction are not mutually exclusive. In fact, we believe meaningful SG&A reductions can be achieved without compromising, and likely enhancing, the customer experience. We believe a rigorous zero-based review can identify significant cost opportunities. This is not simply about margin expansion. It is about protecting the durability of the business and creating the flexibility to price more competitively, invest in customer-facing capabilities, and drive sustainable share gains.

To reinforce accountability and signal discipline, we believe you should formally establish and communicate a clear SG&A target, along with a defined and credible path to achieve it. Specifically, we encourage targeting SG&A at 70% to 75% of gross profit, with a strong preference for the achievement of 75% as soon as possible and approaching 70% as expeditiously as practical thereafter. While prior management targeted "mid-70s", it was not pursued with sufficient rigor[4]. Notably, CarMax historically operated within this range prior to the pandemic, before SG&A levels increased meaningfully in subsequent years as

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[4] CarMax company earnings call transcripts and presentations.

discipline weakened. In addition, publicly traded franchise auto dealers operate with SG&A levels averaging approximately 71.9%[5] of gross profit, underscoring that disciplined cost structures are achievable in this industry. Given CarMax's scale, brand strength, and operating advantages, we believe returning to, and sustaining, this range is both realistic and necessary. <u>Crucially, CarMax should not just aspire to meet peer averages, but to exceed them through consistent execution and cost discipline. We encourage you and the board to set this as a budgeted and incentivized target.</u>

In addition to the core opportunities outlined above—buying, reconditioning, selling, and SG&A—we believe there are several additional avenues for CarMax to create meaningful value. We encourage you to undertake a comprehensive review of the business to identify areas that may have been under-prioritized and where more proactive management can unlock incremental returns. One such opportunity is the management of the Company's financing arm, CarMax Auto Finance ("CAF"). Based on our diligence, CAF appears to have been managed conservatively relative to its potential. While we believe the current focus on prime borrowers has supported strong credit performance and represents a clear competitive advantage, there may be an opportunity to thoughtfully expand into adjacent, and marginally lower-credit tiers. With disciplined underwriting, robust risk management, and appropriate pricing, this could represent an attractive incremental profit pool while also supporting higher vehicle sales volumes. In parallel, we believe the Company should evaluate alternative funding structures to enhance CAF's flexibility and returns.

Importantly, this should not be interpreted as a recommendation to take on undue risk or weaken the balance sheet. We view CarMax's strong balance sheet as a core strategic asset that provides stability and investor confidence. The Company's historically conservative approach to leverage and capital investment has protected shareholder value, particularly in volatile markets. Tangible book value of approximately $42 per share[6] represents a meaningful source of strength and provides substantial downside protection to investors. Please remain focused on protecting this pristine balance sheet.

Closing Thoughts

We are thrilled to be involved in CarMax, a structurally strong and durable business that trades at or near tangible book value while producing ~$3 in free cash flow per share in FY 2027E[7]. Further, the Company is currently trading at ~8x NTM EBITDA with substantial opportunity for improvement[8].

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[5] CapIQ data as of March 10th, 2026. Starboard has identified CVNA, ABG, AN, GPI, LAD, PAG, and SAH as the relevant peer set for comparison with KMX given comparable category mixes. Starboard believes these provide appropriate peer comparisons. This is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

[6] Represents last reported value from Company filings, as of March 10th, 2026.

[7] Represents Bloomberg Consensus estimates, as of March 10th, 2026.

[8] Represents Bloomberg Consensus estimates, as of March 10th, 2026.

We are confident that improvements across buying, reconditioning, selling, pricing, and SG&A can reactivate the Company's scale flywheel. CarMax retains meaningful structural advantages in a stable industry. We believe the gap between current performance and long-term potential can be closed with disciplined execution. The leadership transition presents an opportunity to refocus the organization, improve governance, and restore momentum. We hope, given your experience, that you can move quickly to make meaningful and impactful decisions.

We are excited that you will be our new CEO. We are passionate about the Company and look forward to meeting and collaborating with you.

Sincerely,

Jeffrey Smith
Managing Member
Starboard Value LP